UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I -- REGISTRANT INFORMATION

Velocity Portfolio Group, Inc.

(Exact name of registrant as specified in its charter)

1800 Route 34 North Building 4, Suite 404A
Address of Principal Executive Office (Street and Number)

Wall, NJ 07719
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)|X|

     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution repot on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

          State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          As further described below, Velocity Portfolio Group, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 on a timely basis because the Company required additional time to work with its independent auditors to revise its expected estimated cash collection forecast methodology. The Company fully expects to file its Form 10-Q within the additional time allowed by this report.

PART IV -- OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

James J. Mastriani	732-556-9090

(Name)	(Area Code) (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes | | No

(3)     Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Narrative Explanation Part IV, Item (3)

          Effective December 31, 2008, the Company revised its expected estimated cash collection forecast methodology by extending the collection forecast useful life of its pools from 60 months to 84 months and adjusting the timing of expected future collections. The increase in the collection forecast from 60 to 84 months was applied effective December 31, 2008, to each portfolio for which the Company could accurately forecast through such term. The extension of the collection forecast is being treated as a change in estimate and, in accordance with Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3,” will be recognized prospectively in the consolidated financial statements. This prospective treatment is expected to result in a material reduction in revenues year over year for the period ending March 31, 2009.

Velocity Portfolio Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2009	VELOCITY PORTFOLIO GROUP, INC.

(Registrant)

/s/ John C. Kleinert

John C. Kleinert
President and Chief Executive Officer

/s/ James J. Mastriani

James J. Mastriani
Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)